FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2006

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item
1.	Press Release dated July 12, 2006, entitled, Repsol YPF reinforces its presence in the Gulf of Mexico, USA.

2.	Presentation entitled, “Repsol YPF in the Deepwater Gulf of Mexico”

3.	Official Notice dated July 14, 2006, regarding the amounts of net proved hydrocarbon reserves corresponding to the end of the 2003 and 2004 fiscal years.

Press Release

Item 1

Corporate Division of Communication	Paseo de la Castellana, 278-280 28046 Madrid España	Tls. 91 348 81 00 91 348 80 00 Fax 91 314 28 21 91 348 94 94 www.repsolypf.com

Madrid, 12 July 2006

Number of pages: 5

DISCLAIMER

This document contains forward-looking statements that are subject to risk factors associated with the oil, gas, power, chemicals and renewable businesses. It is believed that the expectations reflected in these statements are reasonable, but may be affected by a variety of variables which could cause actual results or trends to differ materially, including, but not limited to: price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorization of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates. For a further discussion of the factors that could affect our future results, see “Risk Factors” in the company’s Annual Report on Form 20-F for the year ended December 31st, 2004 on file with the US Securities Exchange Commission.

In particular, this announcement also contains statements regarding revisions to previous estimates of the proved oil and gas reserves of Repsol YPF and the estimated financial impact of these revisions. These revisions are being made in connection with the estimation of proved reserves at December 31, 2005. In addition, the audit committee of Repsol YPF is conducting an independent review of the circumstances regarding these revisions. The estimation of proved reserves involves complex judgments, including judgments about expected economic, technical and other operating conditions, and are subject to a variety of factors, many of which are beyond Repsol YPF´s control. These factors include but are not limited to changes in oil and gas prices, geological and operating data derived from exploration and production activities, technological developments, budgeting, investment and other financial decisions that we and other oil and gas companies may make, political events generally, changes in the applicable political, legal, regulatory and tax environments in which we operate, environmental risks, project delay or advancement, and technical factors associated with the exploration and production of hydrocarbons. In addition, the statements contained in this announcement or prior dates may be revised in light of the results of the independent review being conducted by the audit committee.

Cautionary Note to US Investors:

The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions.

Press Release

WITH THE ACQUISITION OF A 28% INTEREST IN THE SHENZI FIELD IN DEEP

WATERS OF THE GULF OF MEXICO USA

REPSOL YPF REINFORCES ITS PRESENCE IN

THE GULF OF MEXICO, USA

•	With estimated reserves of 350 million to 400 million barrels for the initial phase of the Plan of Development (POD) in the Southern Flank, Shenzi is already considered to be one of the largest fields in the deepwater Gulf of Mexico USA.

•	Additional potential reserves have been identified in the evaluation by Repsol YPF, and which comprises South Flank additional volumes, shallower reservoirs, improved performance and water injection and which could boost the South Flank´s total reserves to 500 million boe.

•	Repsol YPF’s evaluation team estimates that there are areas in the Northern Flank of the field that have geological characteristics similar to those of the Southern Flank. Exploration will begin in this area in the last quarter of 2006, and has a potential to be a project of similar size as the Southern Flank.

•	Once on stream this field is expected to raise Repsol YPF’s production in the Gulf of Mexico to a total over 35,000 barrels of oil per day (bopd).

•	This investment of EUR1,700 million is made in the oil industry’s most profitable deepwater area.

•	Repsol YPF consolidates its position in the Gulf of Mexico USA as one of the company’s strategic growth areas.

2

Press Release

Repsol YPF has acquired the 28% stake owned by BP in the deepwater Shenzi field, in the Green Canyon area of the Gulf of Mexico, for the price of $2,145 million (EUR 1,700 million).

This acquisition will increase the company’s probable and proven reserves (2P) and will boost Repsol YPF’s production in the Gulf of Mexico USA to a total over 35,000 barrels per day by 2009.

The Shenzi field is operated by BHP Billiton with a 44% interest and the third partner, besides Repsol YPF, is Amerada Hess, with 28%.

STRONG POINTS OF THE OPERATION

Shenzi is not only one of the largest oil fields discovered to date in the deep waters of the Gulf of Mexico, but it is also considered to have the potential to become one of the largest oil fields in development in deep waters.

This field was discovered in 2002 and five appraisal wells (with numerous side-tracks) have been drilled to date on the Southern Flank of the structure. The operator has designed and approved a development plan for the Southern Flank of the field that should recover 350 million to 400 million barrels of oil in the initial phase. Commercial production is expected to begin mid year of 2009 at a gross rate of 100,000 bopd.

Additional phases for the Southern Flank development include the completion of oil-bearing shallower reservoirs and water injection, which should increase the quoted reserves for this southern portion of the field by at least a 20% to a total of around 500 million boe.

Relatedly, the Northern Flank has been evaluated extensively by Repsol YPF technical experts. Exploration will begin in this area in the last quarter of 2006. According to the evaluations that have been realized in the Northern Flank, it has a similar potential as that of the Southern Flank.

3

Press Release

Given the proximity between the Shenzi field and other Group assets it will be possible to jointly market the crude oil from both which arrive to the same delivery point, thereby optimising commercialisation volumes and revenues.

GULF OF MEXICO, A STRATEGIC AREA FOR REPSOL YPF

The Gulf of Mexico is one of the deepwater areas with the highest exploration potential in the world; with total yet-to-find reserves estimated to be at least 20,000 million barrels. This zone also possesses an attractive and stable tax regime and has historically provided one of the largest returns on capital in the offshore oil industry.

Repsol YPF has held a significant activity in the Gulf of Mexico since 2003, and currently holds a stake in 85 exploration blocks, located in Green Canyon, Atwater Valley, Alaminos Canyon and Mississippi Canyon, being the operator of 45 of them. First production related to these assets will begin in 2007, with a net production for Repsol YPF of 7,500 bopd and 7.5 MSCF of gas per day

The company strengthened its presence in the area this past April when it was awarded 4 high value exploration blocks in the Mississippi Canyon and Green Canyon areas.

The additional estimated reserves and production added by the Shenzi field acquisition consolidates Repsol YPF’s position for growth in the Gulf of Mexico.

This is in line with Repsol YPF’s Strategic Plan for Upstream, where the Gulf of Mexico has been defined, together with the North of Africa (Algeria and Libya) and Trinidad & Tobago, as one of the company’s core business areas outside of Latin America. At the same time this operation reinforces Repsol YPF’s sound portfolio of high potential assets.

4

Press Release

Finally, the deal strengthens and expands the company’s deepwater operation capabilities to place the Gulf of Mexico as an important investment target for Exploration & Production.

IMG

APPENDIX I: DETAILS FOR THE CONFERENCE CALL

Time: 13:00 UK time – 14:00 Madrid time

Dial in on Spain: +34 91 787 96 72

Dial in on UK:     + 44 (0)207 107 0685

Reply number:     +34 91 787 96 70

Pin number:     180113#

5

Item 2 Repsol YPF in the Deepwater Gulf of Mexico The value addition of Shenzi July 2006

Disclaimer
Disclaimer
This presentation contains forward-looking statements that are subject to risk factors associated with the oil, gas, power, chemicals and renewable businesses. It is believed that the expectations reflected in these statements are reasonable, but may be affected by a variety of variables which could cause actual results or trends to differ materially, including, but not limited to: price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorization of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates. For a further discussion of the factors that could affect our future results, see “Risk Factors” in the company’s Annual Report on Form 20-F for the year ended December 31st, 2004 on file with the US Securities Exchange Commission.
In particular, this announcement also contains statements regarding revisions to previous estimates of the proved oil and gas reserves of Repsol YPF and the estimated financial impact of these revisions. These revisions are being made in connection with the estimation of proved reserves at December 31, 2005. In addition, the audit committee of Repsol YPF is conducting an independent review of the circumstances regarding these revisions. The estimation of proved reserves involves complex judgments, including judgments about expected economic, technical and other operating conditions, and are subject to a variety of factors, many of which are beyond Repsol YPF´s control. These factors include but are not limited to changes in oil and gas prices, geological and operating data derived from exploration and production activities, technological developments, budgeting, investment and other financial decisions that we and other oil and gas companies may make, political events generally, changes in the applicable political, legal, regulatory and tax environments in which we operate, environmental risks, project delay or advancement, and technical factors associated with the exploration and production of hydrocarbons. In addition, the statements contained in this announcement or prior dates may be revised in light of the results of the independent review being conducted by the audit committee.
Cautionary Note to US Investors:
Cautionary Note to US Investors:
The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions.

Introduction
Introduction
•
In 2003, Repsol YPF developed a growth strategy focused on two key emerging deepwater areas, Alaminos Canyon in the West GoM and Green Canyon/Atwater Valley in the Central GoM
•
Consequence of the implementation of this strategy, Repsol YPF has increased its presence in the area, and currently holds
interests on 85 exploration blocks in the deepwater GoM, of which
45 are operated and 40 non-operated
•
Since 2003 Repsol YPF has participated in 6 deepwater exploratory wells in these key areas of which two of them were successful and one is currently being evaluated.
•
Production from these fields will begin on 2007 with a net
production for Repsol YPF of 7,500 Bopd and 7.5 Mscfd

45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
Million Barrels of Oil Equivalent
Shallow-water cumulative volumes
Deepwater cumulative volumes
0
100
200
300
400
500
600
700
800
900
1000
1100
Cumulative Number of Fields by Discovery Date

Why the Deepwater GoM?
Why the Deepwater GoM?
•
Several recent world-class
discoveries, mainly oil
•
Large yet-to-find (YTF)
potential with several
immature plays
•
The extrapolated
deepwater creaming-curve
shows that the YTF
volumes (expected to be
similar to the ones
discovered in the shallow-
water) could reach 20Bboe,
considering only
economically viable
projects.
Source: Modified from MMS, 2003
Deepwater (Projected) Deepwater (Projected) Deepwater (Projected)
RESOURCES
POTENTIAL
30 B boe
YTF ECONOMICALLY VIABLE
POTENTIAL RESOURCES
~ 20 B boe

GoM
GoM
-
-
Key Factors
Key Factors
Strong Infrastructure Position
Pipelines extend over 200 km from shore,
the dynamic environment results in a fast
expanding infrastructure network
Lots of tie-backs to are now possible
Cost Structure
Evidence of many phased developments
Competition keeps component prices down
Varied development scenarios
Lead Times
Indicates efficiency of industry, lead times
show a distinct downward trend, with the
average time from discovery to first production
under 4 years
Technology/Infrastructure both help
Fiscal + Regulatory Regime
A favorable fiscal regime and taxation system
lowers the threshold of commerciality
Good fields look great
Marginal fields look ok
Streamlined approval process
Excellent
RORs
Technology
Industry leaders in deepwater technology,
allows world record drilling and developments,
also enhances commerciality of marginal fields
Link to costs - technology is allowing low cost
options
Proximity to Gas Market
Gas fields of varying size are monetized -
High gas prices
Infrastructure allows marginal developments
Many factors combine to make the US GoM extremely attractive
Source: Wood Mackenzie

GoM
GoM
Economic Value versus YTF Resources
Economic Value versus YTF Resources
US Gulf of Mexico
0%
5%
10%
15%
20%
25%
0 5 10 15 20 25 30 35 40 45 50
Yet-to-Find Reserves (billion boe)
The GoM deepwater ranks among the top exploration areas in the world
Source: Wood Mackenzie

Repsol YPF in the Gulf of Mexico
Repsol YPF in the Gulf of Mexico
Green Canyon
932,40 Km
932,40 Km
Km
Operated Operated
Alaminos Canyon
536,13 Km
536,13 Km
Km
Garden Banks
69,93 Km
69,93 Km
Km
Atwater Valley
209,79 Km
209,79 Km
Km
Mississippi Canyon
93,23 Km
93,23 Km
Km
SHENZI
Tiger
On stream 2007
2
2
2
2
2
Non-Operated

Repsol GoM
Repsol GoM
Strategy
Strategy
To concentrate in Deep Water,
•
Focusing our efforts in selected deepwater plays in
two main areas:
–
Green Canyon/Atwater Valley
–
Alaminos Canyon (near Mexican waters)
•
Building excellence in geophysical expertise

Why Green Canyon/Atwater Valley?
Why Green Canyon/Atwater Valley?
•
Large unexplored potential in the sub-salt play
•
World class Miocene reservoirs
•
Robust petroleum system
•
Fast development of seismic imaging and PSDM
technologies

Improving the Seismic Imaging in-House
Improving the Seismic Imaging in-House
As part of our strategy,
• Repsol YPF has rights on 50 blocks in GC/AV. Base for a
solid portfolio of prospects
• Repsol YPF did establish an in-house PSDM processing
centre in Houston in 2004, targeted to define sub-salt
opportunities in the GoM

Why Shenzi?
Why Shenzi?
•
Shenzi is a world-class legacy asset
•
Repsol YPF has identified a significant upside to this project
•
Reserves and forecasted production are material and shall consolidate
Repsol YPF in the GoM
•
It fully complements the activities of Repsol YPF in the GoM, with a natural strategic fit
•
Once on production in 2009, net production for Repsol YPF in the GoM shall surpass the 35,000 barrels of oil per day
•
This solid production base shall assure an efficient tax position for the ambitious exploration programme defined in the Strategic Plan
•
Since production of crude in operational fields are to be piped to the same delivery point, this offers an opportunity for optimization in marketing
•
BHP is the Operator
•
Optimization and concentration of resources in relevant material projects

• BHP Billiton announced the 8    of June that the Shenzi oil and gas field in the
deepwater Gulf of Mexico has been approved for development.
• The Shenzi facility will have a design capacity to produce up to 100,000 barrels of oil and 50 million cubic feet of gas per day.  BHP Billiton is the operator of the field and has a 44% interest in the project. The acquired interest by Repsol E&P USA is 28%.
Amerada Hess holds the remaining 28%.
• The initial field development will consist of up to fifteen producing wells and possible water injection.  Gross costs for the full field development of the appraised area through 2015 are estimated at approximately US$4.4 billion.
• Recoverable reserves in the portion of the field covered by this approved expenditure
(i.e., fifteen wells) will be assessed further during development drilling, but are currently estimated by the operator to be at least 350 – 400 million boe.
• A standalone, tension leg platform (TLP) has been selected for the production facility.
The proposed facilities, wells, and completions are proven designs that have been successfully implemented in the deepwater Gulf of Mexico.  All major contracts are in place to commence project execution.
• First oil is expected by mid-year 2009 with seven initial pre-drilled subsea production wells being tied back to the TLP. Shenzi oil will be exported via a new-build pipeline to
Ship Shoal 332, with the gas going via a new-build lateral into a connection in the
Cleopatra trunk lines, then on to Ship Shoal 332.
Project Status and Background
Project Status and Background
th

Identified Additional Potential
Identified Additional Potential
Additional potential reserves  have been identified in the
evaluation by Repsol YPF, comprising:
–
South Flank additional volume, shallower reservoirs,  improved performance and water injection
–
North Flank full development
609 610

Initial South Flank development

14
Business Plan 2007-11
Business Plan 2007-11
•
Our current inventory includes 14 drillable prospects
•
Our Plan is to increase from 14 to 26 drillable prospects by 2011
•
This portfolio should be able to maintain a 2 to 4 wells-per-year level of activity
•
The growth is supported by solid technical evaluation
capabilities, farm- ins/swaps and by the acquisition  of
additional blocks that are going to be available in the coming of
2006, lease sales 2007 and 2008
•
During end Q1/early Q2 2006 Repsol YPF has negotiated a 4
years contract with Stena for the services of the 5   generation
drillship
“Stena
Drillmax”, that should be operating in the GoM
by Q1 2008
th

Official Notice

Item 3

Corporate Division of Finance and Corporate Services	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. 34 913 488 100 34 913 488 000 Fax 34 913 142 821 34 913 489 494 www.repsolypf.com

Madrid, July 14, 2006

Consistent with the conclusions of the independent review carried out by the Audit and Control Committee of the Board of Directors of Repsol YPF, S.A. regarding the facts and circumstances of the reduction of proved reserves announced on January 26, 2006, which were communicated through a filing with the CNMV in Spain on June 16, 2006, Repsol YPF restates the amounts of net proved hydrocarbon reserves corresponding to the end of the 2003 and 2004 fiscal years, indicated in the “Supplementary Information on Oil and Gas Exploration and Production Activities (Unaudited information)”, attached to the Notes to the Consolidated Financial Statements for 2005, as indicated below and as described in its Annual Report on Form 20-F filed today with the U.S. Securities and Exchange Commission.

The amounts of net proved hydrocarbon reserves, both developed and undeveloped, corresponding to the end of the 2005 fiscal year have not been modified in light of the fact that they were not affected by the restatement.

Similarly, no restatement of the financial statements of Repsol YPF, S.A. for 2005 or any prior year is required, due to the fact that the aforementioned restatement of net proved reserves does not result in material consequences on such financial statements.

Proved developed and undeveloped reserves (as restated):

The tables below reflect the net proved developed and undeveloped reserves of oil, condensate, natural gas liquids and natural gas for 31 December 2003 and 2004 as restated and those for 31 December 2005.

Pag: 1

Official Notice

Corporate Division of Finance and Corporate Services	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. 34 913 488 100 34 913 488 000 Fax 34 913 142 821 34 913 489 494 www.repsolypf.com

Proved developed and undeveloped reserves of crude oil, condensate and natural gas liquids (as restated):

	Thousands of Barrels
	Total	Spain	Africa and Middle East	Argentina	Central and South America	Rest of the World
Reserves at 31 December 2003 (1)	1,768,036	4,974	177,371	1,207,799	372,488	5,404

Revision of previous estimates	(29,857)	147	(9,825)	(23,974)	3,790	5
Increase due to improvements in recovery techniques	19,239	—	—	17,761	1,478	—
Extensions and discoveries	26,089	—	4,219	10,041	5,534	6,296
Purchase of reserves	11,201	—	—	—	11,201	—
Sale of reserves	(5,371)					(5,371)
Production	(207,641)	(1,373)	(20,318)	(146,096)	(39,848)	(7)

Reserves at 31 December 2004 (2)	1,581,697	3,749	151,446	1,065,530	354,643	6,328

Revision of previous estimates	(268,885)	355	(13,821)	(178,671)	(76,747)	1
Increase due to improvements in recovery techniques	7,042	—	—	7,042	—	—
Extensions and discoveries	16,735	—	31	14,694	2,010	—
Purchase of reserves	38,360	—	—	—	38,360	—
Sale of reserves	(14,421)	—	—		(14,421)	—
Production	(193,868)	(880)	(20,491)	(134,313)	(38,179)	(5)

Reserves at 31 December 2005 (3)(4)	1,166,660	3,223	117,166	774,282	265,666	6,323

Proved developed reserves of crude oil, condensate and natural gas liquids (as restated):

At 31 December 2003	1,351,220	4,974	136,361	987,086	222,744	55
At 31 December 2004	1,227,855	3,749	119,038	866,504	238,533	32
At 31 December 2005	875,237	3,223	96,644	606,596	168,747	27

Note: the aggregated changes in reserves and total reserves at 31 December may differ from the individual values shown because the calculations use more precise figures than those shown in the table.

(1)	Including 45,381 thousand barrels relating to the minority interests of Empresa Petrolera Andina, S.A.
(2)	Including 50,231 thousand barrels relating to the minority interests of Empresa Petrolera Andina, S.A.
(3)	Including 28,266 thousand barrels relating to the minority interests of Empresa Petrolera Andina, S.A.
(4)	The reserves in Venezuela are calculated taking into account the Group’s best estimate on the basis of the current negotiations for the transformation of operating contracts into “mixed companies” (see Note 41).

Pag: 2

Official Notice

Corporate Division of Finance and Corporate Services	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. 34 913 488 100 34 913 488 000 Fax 34 913 142 821 34 913 489 494 www.repsolypf.com

Proved developed and undeveloped reserves of natural gas (as restated):

	Millions of Standard Cubic Feet
	Total	Spain	Africa and Middle East	Argentina	Central and South America	Rest of the World
Reserves at 31 December 2003 (1)	15,446,696	—	310,584	6,695,495	8,391,355	49,262

Revision of previous estimates	(384,019)	—	(44,585)	(208,593)	(131,104)	263
Increase due to improvements in recovery techniques	2,042	—	—	2,042	—	—
Extensions and discoveries	523,103	—	—	108,625	410,309	4,169
Purchase of reserves	29,073	—	—	—	29,073	—
Sale of reserves	(44,875)					(44,875)
Production	(1,229,850)	—	(25,963)	(730,493)	(472,808)	(587)

Reserves at 31 December 2004 (2)	14,342,169	—	240,036	5,867,076	8,226,826	8,232

Revision of previous estimates	(1,095,047)	3,099	(65,684)	(433,183)	(599,484)	204
Increase due to improvements in recovery techniques	488	—	—	488	—	—
Extensions and discoveries	128,521	—	—	29,659	98,862	—
Purchase of reserves	34,411	—	—	—	34,411	—
Sale of reserves	(27,266)				(27,266)	—
Production	(1,246,632)	(2,125)	(20,683)	(692,343)	(530,848)	(633)

Reserves at 31 December 2005 (3)(4)	12,136,643	974	153,669	4,771,697	7,202,500	7,802

Proved developed reserves of natural gas (as restated):

At 31 December 2003	8,685,395	—	192,043	4,309,490	4,176,851	7,011
At 31 December 2004	9,063,166	—	192,043	4,127,982	4,739,078	4,063
At 31 December 2005	7,159,849	974	99,203	3,273,111	3,782,928	3,633

Note: the aggregated changes in reserves and total reserves at 31 December may differ from the individual values shown because the calculations use more precise figures than those shown in the table.

(1)	Including 1,578,627 million cubic feet of gas relating to the minority interests of Empresa Petrolera Andina, S.A.
(2)	Including 1,701,751 million cubic feet of gas relating to the minority interests of Empresa Petrolera Andina, S.A.
(3)	Including 1,349,622 million cubic feet of gas relating to the minority interests of Empresa Petrolera Andina, S.A.
(4)	The reserves in Venezuela are calculated taking into account the Group’s best estimate on the basis of the current negotiations for the transformation of operating contracts into “mixed companies” (see Note 41).

Pag: 3

Official Notice

Corporate Division of Finance and Corporate Services	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. 34 913 488 100 34 913 488 000 Fax 34 913 142 821 34 913 489 494 www.repsolypf.com

Proved developed and undeveloped reserves of crude oil, condensate, natural gas liquids and natural gas (as restated):

	Thousands of Barrels of Oil Equivalent
	Total	Spain	Africa and Middle East	Argentina	Central and South America	Rest of the World
Reserves at 31 December 2003 (1)	4,519,006	4,974	232,684	2,400,229	1,866,941	14,178

Revision of previous estimates	(98,248)	147	(17,765)	(61,123)	(19,559)	51
Increase due to improvements in recovery techniques	19,603	—	—	18,124	1,478	—
Extensions and discoveries	119,251	—	4,219	29,386	78,608	7,038
Purchase of reserves	16,378	—	—	—	16,378	—
Sale of reserves	(13,363)					(13,363)
Production	(426,671)	(1,373)	(24,942)	(276,193)	(124,052)	(111)

Reserves at 31 December 2004 (2)	4,135,956	3,749	194,195	2,110,424	1,819,795	7,794

Revision of previous estimates	(463,907)	907	(25,519)	(255,819)	(183,513)	37
Increase due to improvements in recovery techniques	7,129	—	—	7,129	—	—
Extensions and discoveries	39,624	—	31	19,976	19,617	—
Purchase of reserves	44,489	—	—	—	44,489	—
Sale of reserves	(19,277)				(19,277)	—
Production	(415,886)	(1,259)	(24,175)	(257,615)	(132,720)	(118)

Reserves at 31 December 2005 (3)(4)	3,328,128	3,397	144,533	1,624,095	1,548,391	7,712

Proved developed reserves of crude oil, condensate, natural gas liquids and natural gas (as restated):

At 31 December 2003	2,898,040	4,974	170,562	1,754,582	966,618	1,304
At 31 December 2004	2,841,954	3,749	144,088	1,601,674	1,091,688	755
At 31 December 2005	2,150,366	3,397	114,311	1,189,519	842,465	674

Note: the aggregated changes in reserves and total reserves at 31 December may differ from the individual values shown because the calculations use more precise figures than those shown in the table.

(1)	Including 326,525 thousand barrels of oil equivalent relating to the minority interests of Empresa Petrolera Andina, S.A.
(2)	Including 353,303 thousand barrels of oil equivalent relating to the minority interests of Empresa Petrolera Andina, S.A.
(3)	Including 268,626 thousand barrels of oil equivalent relating to the minority interests of Empresa Petrolera Andina, S.A.
(4)	The reserves in Venezuela are calculated taking into account the Group’s best estimate on the basis of the current negotiations for the transformation of operating contracts into “mixed companies” (see Note 41).

Pag: 4

Official Notice

Corporate Division of Finance and Corporate Services	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. 34 913 488 100 34 913 488 000 Fax 34 913 142 821 34 913 489 494 www.repsolypf.com

The tables below reflect the reconciliation of proved reserves as restated with proved reserves as originally reported for the years 2003 and 2004:

Crude oil, condensate and natural gas liquids proved reserves

Million Barrels	Proved developed and undeveloped reserves			Proved developed reserves
	2004	2003		2004	2003
As originally reported at December 31	1,683	1,882		1,311	1,412
Effect of the Reserves Restatement Amounts at beginning of year	(114)	(65	)(1)	(61)	(13)
Movements during the year	12	(48)		(22)	(49)

Total	(101)	(114)		(83)	(61)

At December 31 as restated	1,582	1,768		1,228	1,351

Natural gas proved reserves					Gas natural

Thousand million standar cubic feet	Proved developed and undeveloped reserves			Proved developed reserves
	2004	2003		2004	2003
As originally reported at December 31	18,207	19,942		12,077	10,182
Effect of the Reserves Restatement Amounts at beginning of year	(4,495)	(2,961	)(1)	(1,497)	(436)
Movements during the year	630	(1,534)		(1,517)	(1,061)

Total	(3,865)	(4,495)		(3,014)	(1,497)

At December 31 as restated	14,342	15,447		9,063	8,685

Crude oil, condensate, natural gas liquids and natural gas proved reserves

Million barrels of oil equivalent	Proved developed and undeveloped reserves			Proved developed reserves
1boe=5,615 kscf	2004	2003		2004	2003
As originally reported at December 31	4,926	5,433		3,461	3,226
Effect of the Reserves Restatement Amounts at beginning of year	(914)	(593	)(1)	(328)	(90)
Movements during the year	124	(322)		(292)	(237)

Total	(790)	(914)		(619)	(328)

At December 31 as restated	4,136	4,519		2,842	2,898

(1)	Cumulative effect of Reserves Restatements as at January 1, 2003.

Pag: 5

Official Notice

Corporate Division of Finance and Corporate Services	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. 34 913 488 100 34 913 488 000 Fax 34 913 142 821 34 913 489 494 www.repsolypf.com

Present value of future net income as restated

The following table shows the present value of the future net income relating to proved oil and gas reserves as restated, indicated in the “Supplementary Information on Oil and Gas Exploration and Production Activities (Unaudited information)”, attached to the Notes to the Consolidated Financial Statements for 2005,

	Millions of Euros (Restated)
	Total	Spain	Africa and Middle East	Argentina	Central and South America	Rest of the World
At 31 December 2004:
Future cash flows	54,143	451	5,450	30,978	17,247	17

Future development, production and abandonment costs	(18,862)	(262)	(1,803)	(9,967)	(6,828)	(2)

Future net cash flows before taxes	35,281	189	3,647	21,011	10,419	15
Future income tax expenses	(11,587)	(29)	(669)	(6,600)	(4,283)	(6)

Future net cash flows after taxes	23,694	160	2,978	14,411	6,136	9
Effect of discounting at 10%	(9,318)	(53)	(1,088)	(5,795)	(2,378)	(4)

Present value (1)	14,377	107	1,890	8,617	3,758	5

At 31 December 2005:
Future cash flows	69,362	489	6,752	35,291	26,799	31

Future development, production and abandonment costs	(24,794)	(315)	(2,036)	(11,165)	(11,274)	(4)

Future net cash flows before taxes	44,568	174	4,716	24,126	15,525	27
Future income tax expenses	(15,177)	(8)	(958)	(7,609)	(6,592)	(10)

Future net cash flows after taxes	29,391	166	3,758	16,517	8,933	17
Effect of discounting at 10%	(10,335)	(43)	(1,222)	(5,493)	(3,570)	(7)

Present value (2) (3)	19,056	123	2,536	11,024	5,363	10

(1)	Including EUR 417 million relating to the minority interests of Empresa Petrolera Andina, S.A.
(2)	Including EUR 442 million relating to the minority interests of Empresa Petrolera Andina, S.A.
(3)	Cash flows in Venezuela were calculated taking into account the conditions prevailing at 31 December 2005. These cash flows may change in 2006 after the completion of the negotiations with PDVSA for the transformation of operating contracts into “mixed companies” owned by Repsol YPF and PDVSA in accordance with Venezuelan legislation (see Note 41).

Pag: 6

Official Notice

Corporate Division of Finance and Corporate Services	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. 34 913 488 100 34 913 488 000 Fax 34 913 142 821 34 913 489 494 www.repsolypf.com

Changes in the present value of the future net income as restated

The detail of the changes in the present value of the future net income for 2005 and 2004 relating to proved oil and gas reserves as restated, indicated in the “Supplementary Information on Oil and Gas Exploration and Production Activities (Unaudited information)”, attached to the Notes to the Consolidated Financial Statements for 2005, is as follows:

	Millions of Euros (Restated)
	Total	Spain	Africa and Middle East	Argentina	Central and South America	Rest of the World
Balance at 1 January 2004	13,377	93	1,596	8,204	3,437	47

Changes due to sale or transfer prices or future production costs	3,710	41	580	3,024	66	(1)
Changes in future development costs	(1,085)	(3)	(61)	(612)	(409)	—
Oil and gas sales and transfers in the period	(3,355)	(22)	(355)	(2,230)	(747)	(1)
Net changes due to extensions, discoveries and improvements in the recovery of reserves	781	—	70	443	268	—
Net changes due to purchases/sales of assets	56	—	—	—	93	(37)
Net changes due to revisions of reserves	(201)	—	(23)	(414)	236	—
Previously estimated development costs incurred in the year	404	—	45	215	144	—
Effect of discounting to a different date and exchange rate effect	122	2	18	66	39	(3)
Other non-specific changes	353	—	—	—	353	—
Changes in income tax	215	(4)	20	(79)	278	—

Net change	1,000	14	294	413	321	(42)

Balance at 31 December 2004 (1)	14,377	107	1,890	8,617	3,758	5

Changes due to sale or transfer prices or future production costs	9,053	2	1,155	5,539	2,349	8
Changes in future development costs	(1,055)	8	(57)	(589)	(416)	(1)
Oil and gas sales and transfers in the period	(4,477)	(33)	(533)	(3,019)	(891)	(1)
Net changes due to extensions, discoveries and improvements in the recovery of reserves	654	—	1	495	158	—
Net changes due to purchases/sales of assets	.340	—	—	—	340	—
Net changes due to revisions of reserves	(2,860)	(4)	(305)	(2,531)	(20)	—
Previously estimated development costs incurred in the year	778	—	53	432	293	—
Effect of discounting to a different date and exchange rate effect	3,482	26	453	2,077	925	1
Other non-specific changes	—	—	—	—	—	—
Changes in income tax	(1,235)	17	(121)	4	(1,133)	(2)

Net change	4,679	16	646	2,407	1,605	5

Balance at 31 December 2005 (2)(3)	19,056	123	2,536	11,024	5,363	10

(1)	Including EUR 417 million relating to the minority interest of Empresa Petrolera Andina, S.A.
(2)	Including EUR 442 million relating to the minority interests of Empresa Petrolera Andina, S.A.
(3)	Cash flows in Venezuela were calculated taking into account the conditions prevailing at 31 December 2005. These cash flows may change in 2006 after the completion of the negotiations with PDVSA for the transformation of operating contracts into “mixed companies” owned by Repsol YPF and PDVSA in accordance with Venezuelan legislation (see Note 41).

Pag: 7

Official Notice

Corporate Division of Finance and Corporate Services	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. 34 913 488 100 34 913 488 000 Fax 34 913 142 821 34 913 489 494 www.repsolypf.com

The table below sets forth the reconciliation of present value of future net income as restated with present value of future net income as originally reported for the years ended 2003 and 2004:

	Millions of euros
	2004	2003
As originally reported at December 31	14,887	14,184
Effect of the Reserves Restatement Amounts at beginning of year	(807)
Movements during the year	297	(807)

Total (1)	(510)	(807)
At December 31 as restated	14,377	13,377

(1)	Including €102 and €140 million as of December 31, 2004 and 2003 respectively related to minority interest of Empresa Petrolera Andina, S.A.

Madrid, July 14, 2006

Pag: 8

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: July 14, 2006	By:	/s/ Fernando Ramírez
	Name:	Fernando Ramírez
	Title:	Chief Financial Officer